Exhibit 3

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2010

This discussion and analysis is for the year ended December 31, 2010, with comparisons to 2009. Unless otherwise noted, all information is current to February 24, 2011, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the consolidated financial statements of Minefinders Corporation Ltd. (“Minefinders” or the “Company” or “we” or “our”) for the year ended December 31, 2010 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including our Annual Information Form for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.

Company Overview

Minefinders is engaged in precious metals mining and exploration. Commercial production of gold and silver commenced May 1, 2009 at our wholly-owned Dolores Mine in Mexico. Pre-commercial production commenced at Dolores in November 2008. The Dolores Mine has a well defined mineral deposit, estimated at December 31, 2008 to contain proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver with exploration upside and an initial open pit mine life of over 15 years. There is potential to expand production through the addition of a mill to enhance recoveries from high-grade ore in the open pit and from underground ore below, and peripheral to, the planned pit. The addition of a mill and underground development at Dolores are currently being evaluated.

Minefinders also has exploration properties in Mexico and the United States at various stages of advancement, including the pre-feasibility stage La Bolsa gold deposit containing over 316,000 ounces of gold and 4.5 million ounces of silver in proven and probable reserves, prospective silver targets at Planchas de Plata and Real Viejo and three new highly prospective properties, including the La Virginia gold and silver district, all in Sonora, Mexico.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the NYSE AMEX (symbol MFN). Minefinders is also included in the S&P/TSX Global Gold Index and Global Mining Index, leading benchmarks for the global gold and mining industry sectors.

2010 Summary Results

Production

  Gold production of 56,110 ounces and silver production of 1,218,664 ounces, including fourth quarter gold production of 16,102 ounces and silver production of 511,544 ounces.

  Sale of 55,977 ounces of gold and 1,153,547 ounces of silver at an operating cash cost of $585 per gold equivalent ounce or $345 per gold ounce using silver as a by-product. Fourth quarter sales were 14,150 gold ounces and 423,950 silver ounces at $472 per gold equivalent ounce or ($78) per gold ounce using silver as a by-product.

Financial

  2010 revenue of $92.9 million including $31.3 million in the fourth quarter.

  2010 income from operations of $21.2 million including $14.2 million in the fourth quarter.

  2010 net income of $6.1 million, or $0.09 per share including $12.1 million in the fourth quarter or $0.18 per share.

  2010 positive operating cash flow before changes in non-cash working capital of $31.2 million including $16.9 million in the fourth quarter.

  Exchange of convertible notes whereby $32.9 million of 4.5% notes due December 15, 2011 were exchanged for $36.2 million of 4.5% notes due December 15, 2015.

  Renewal of the Company’s $50 million revolving credit facility for an additional three years.

  Completion of a bought deal equity financing for net proceeds of $141.4 million.

  Working capital of $167.4 million at December 31, 2010.

Exploration and Development

  Reported high-grade gold and silver intercepts encountered during drilling at the Dolores Mine South Extension target. Significant grades first reported include 2.0 metre intervals assaying 73.24 grams per tonne ("gpt") gold and 4,986.7 gpt silver in hole DD-540, 41.76 gpt gold and 722.1 gpt silver in hole DD-522 and 9.57 gpt gold with 637.7 gpt silver in hole DD-518. More recent results included hole D10-562C that intercepted 42.0 metres averaging 12.44 gpt gold with 75.3 gpt silver including an internal interval of 12.0 metres assaying 40.2 gpt gold and 163.9 gpt silver, hole 551C that intercepted 6.0 metres in the same structure averaging 8.46 gpt gold and 86.5 gpt silver including 2.0 metres of 24.24 gpt gold with 6.7 gpt silver. Other high-grade intercepts include holes D010-546 with 4.0 metres averaging 13.75 gpt gold and 612.1 gpt silver, D010-551 with 2.0 metres assaying 24.24 gpt gold and 6.7 gpt silver, D010-552 with 2 metres assaying 8.23 gpt gold and 30 gpt silver and D010-563 with 4.0 metres averaging 4.9 gpt gold and 21 gpt silver.

  Reported the discovery of a gold and silver system at the Company’s La Virginia project. Assay results from the first nine drill holes include intervals of 2.0 metres assaying 12.17 gpt gold with 51.5 gpt silver in hole LV 10-4C, and 1.1 metres of 5.75 gpt gold with 434.3 gpt silver in hole LV 10-8C. More widespread intercepts include 27.0 metres containing 1.01 gpt gold with 89.9 gpt silver in hole LV 10-7C. More recent results include 9.6 metres of 3.16 gpt gold with 195.0 gpt silver from 175.1 to 184.7 metres of depth in hole LV10-25C including 0.7 metres of 14.06 gpt gold and 1,194.7 gpt silver and 0.9 metres of 14.16 gpt gold and 606.0 gpt silver. High-grade mineralization was also intersected in hole LV10-13C including 3.0 metres averaging 5.25 gpt gold and 329.7 gpt silver within a larger 23.0 metre interval averaging 1.14 gpt gold with 78.9 gpt silver.

  Reported the discovery of a new zone of mineralization at the Dolores Mine North Dome target. Drill intercepts in the North Dome deposit include wide intervals of disseminated and stockwork mineralization ranging from 25 to 80 metres in length with average gold equivalent grades of 0.8 to 1.2 gpt. Gold equivalent estimates are based on a silver to gold ratio of 60 to 1.

  Reported results of an independently prepared pre-feasibility study assessing the construction of a mine at the Company’s La Bolsa project in Mexico which contemplates a conventional open-pit heap leach mine with two-stage crushing throughput of 8,500 tonnes per day and gold and silver recovery using a carbon absorption recovery system.

Management’s Discussion & Analysis	2	Minefinders Corporation Ltd.

Outlook

2011 Forecast

For the 2011 year, Minefinders expects to produce and sell approximately 65,000 to 70,000 ounces of gold and 3.3 million to 3.5 million ounces of silver, all sourced from the phase 2 leach pad. Cash operating costs are expected to be between $450 and $500 per gold-equivalent ounce sold assuming a 48 to 1 silver to gold ratio. Operating cash cost per ounce is determined on a sales basis and excludes royalties. See the Non-GAAP Measure section on page 23 of this discussion and analysis for further discussion of operating cash costs.

While gold production is expected to remain relatively constant through the year, silver production is expected to trend up quarter to quarter through 2011 due to increasing volume and duration of ore under leach. In addition, cash operating costs per gold equivalent ounce sold are expected to trend down during the year with the increasing production. The production forecast contemplates a 1.31 operating strip ratio and stacking 5.9 million ore tonnes during the year, primarily mined from phase 2 and phase 3 of the open pit. An additional 2.4 million lower grade ore tonnes will be stockpiled for future processing. Gold and silver grades of ore tonnes stacked to the leach pad are expected to average 0.51 grams per tonne and 46.57 grams per tonne, respectively.

The 2011 consolidated capital and development budget is $39.5 million and includes:

Capital Item	2011 Budget
Dolores sustaining capital	$12.3
Dolores pre-stripping program	20.9
Dolores development	3.5
La Bolsa development	2.3
Other items	0.5
Total	$39.5

The $12.3 million sustaining capital budget for the Dolores Mine includes $4.7 million to complete the construction of the reservoir dam, $1.8 million in drilling equipment, $1.6 million in plant modifications and $4.2 million in infrastructure and other operating equipment.

The $20.9 million pre-stripping program at the Dolores Mine will be conducted through the year and involves removing approximately 16.3 million tonnes of non-mineralized overburden from phases 3, 5 and 6 of the open-pit. The program is designed to expand ore sources and to obtain and accelerate access to higher grade ore zones in these areas, benefiting production in future years. The stripping program will be conducted using a combination of internal and contracted resources.

The $3.5 million Dolores development budget primarily includes development drilling to expand reserves and resources and is currently focused on infill drilling, pit expansion to the south and underground resource definition. In addition, $2.3 million has been budgeted to continue to advance the La Bolsa property to construction and includes permitting, securing water rights, infrastructure development and drilling activities.

The Company is continuing to assess the addition of a milling operation at the Dolores Mine and the development of the underground resource at Dolores. The Company is also assessing the viability of processing low grade ore through a dump leach operation at Dolores. No significant amounts have been budgeted in 2011 for the mill, underground and dump leach as these projects remain subject to positive economic assessments and decisions to proceed.

Management’s Discussion & Analysis	3	Minefinders Corporation Ltd.

Exploration expense for 2011 is expected to total $5.9 million. Exploration activities will focus on the La Virginia property, with drilling also planned on the Company’s Tepehuaje district and Planchas de Plata property.

All production from the Dolores Mine is unhedged. The forecast represents full year estimates and actual production, costs and capital expenditures will vary by quarter.

Dolores Mine

Based on positive results from an independently prepared draft pre-feasibility study as reported by news release on April 8, 2010, Minefinders is progressing to a detailed feasibility study on the construction of a mill at the Dolores Mine. The mill would treat high-grade ore from the open pit, process additional underground ore and increase production capacity. In advancing the feasibility study, additional mill options are being reviewed and evaluated in the context of the economic considerations pertinent to the Company prior to a construction decision.

The current open-pit mine plan and Dolores Mine economics do not take into account significant high-grade gold mineralization that occurs below and up to one kilometre peripheral to the open pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies conducted in the preparation of the Dolores feasibility study have shown recoveries for gold of 90-95% and silver of 85-90% through conventional milling, flotation and leaching. Expected heap-leach recoveries are 72.3% for gold and 50.8% for silver and, consequently, the higher recoveries from ore processed through a mill could have a positive effect on the long-term Dolores economics.

A drill program using one diamond core rig and one reverse-circulation rig is in progress at Dolores to investigate mineralized targets including expansion of the East Dike mineralization, extension of the mineralization south of the current open pit mine and mineralization beneath the open pit that could be mined from underground. Results to date have been reported by news release as they are available.

La Bolsa Property

Minefinders reported by news release on July 7, 2010, the results of a pre-feasibility study of the economic viability of a mine at the La Bolsa property. The results of the study are positive and the Company is assessing a number of options to realize value from the La Bolsa project. Options under consideration include, but are not limited to, progressing to feasibility and a production decision or the sale of the La Bolsa project.

Liquidity

At December 31, 2010, the Company had working capital of $167.4 million and long term debt of $46.5 million, consisting of $29.5 million in convertible notes and $17.0 due on the Company’s three-year revolving credit facility. The Company expects to meet its cash requirements, including repayment of the $52.1 million principal of the convertible notes maturing in December, 2011, should they mature out of the money, from the net proceeds from the sale of gold and silver, working capital on hand and funds available through its revolving credit facility.

Management acknowledges the volatility in gold and silver prices and the unprecedented disruptions in the credit and financial markets which occurred beginning in the fourth quarter of 2008. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for operations should it be considered necessary.

Management’s Discussion & Analysis	4	Minefinders Corporation Ltd.

Summary Financial and Operating Performance

In millions, except ounces, per share amounts, total cash costs and average realized prices.

	2010	2009(1)	2008(1)
Gold ounces sold	55,977	75,126	2,440
Silver ounces sold	1,153,547	1,285,721	42,800
Gold equivalent ounces sold(2)	75,767	94,676	2,982
Sales proceeds	$92.9	$94.0	$2.5

Gold ounces produced	56,110	77,264	3,093
Silver ounces produced	1,218,664	1,318,245	57,378

Revenue	$92.9	$75.2	$-
Net income (loss)	6.1	(4.3)	(29.1)
Net income (loss) per share	0.09	(0.07)	(0.58)
Cash flow provided by (used in) operating activities	11.9	10.0	(24.1)

Total cash cost per gold equivalent ounce sold(3)	620	576	-
Total cash cost per gold ounce sold, net of silver credit(3)	393	467	-
Average realized price per gold ounce sold	1,212	993	843
Average realized price per silver ounce sold	21.63	15.09	10.69

	2010	2009	2008
Cash, cash equivalents and short-term investments	$166.9	$30.4	$26.0
Working capital	167.4	53.0	24.8
Total assets	466.7	280.2	271.8
Long-term debt	46.5	71.4	115.4
Shareholders’ equity	347.6	196.0	135.8
(1)	Reflects pre-commercial production to April 30, 2009.
(2)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in 2010 were estimated using a 58 to 1 silver to gold ratio (2009 – 66 to 1 ratio, 2008 – 78 to 1 ratio).

(3)	See the Non-GAAP Measures section on page 23. Cost per ounce has not been determined for 2008 as material sales of gold and silver had not commenced.

Prior to the commencement of commercial production at the Dolores Mine, operating costs, net of incidental revenues, were capitalized as mine development costs. Accordingly, for the year ended December 31, 2009, $18.7 million in sales proceeds were recorded to mineral property, plant and equipment (2008 - $2.5 million). In addition, operating costs incurred after the start of commercial production on May 1, 2009, were charged to operations and operating costs incurred prior to commercial production were capitalized to mineral property, plant and equipment.

For the year ended December 31, 2010, the Company initially provided a production and sales forecast of between 91,000 and 100,500 ounces of gold and between 2,330,000 and 2,595,000 ounces of silver. This forecast was revised in the fourth quarter to between 51,000 and 52,000 ounces of gold and 1.2 million and 1.3 million ounces of silver to reflect the cessation of leaching of the majority of the phase 1 leach pad during the third and fourth quarters. Actual production of gold and silver in 2010 was 56,110 ounces of gold and 1,218,664 ounces of silver.

Management’s Discussion & Analysis	5	Minefinders Corporation Ltd.

Production in 2010 was significantly affected by the cessation of leaching of the majority of the phase 1 leach pad during the third and fourth quarters. As reported on August 4 and September 28, 2010, a tear was identified in the liner of the phase 1 leach pad in late June. Remediation work commenced immediately thereafter and, as a result, leaching of a significant portion of the phase 1 leach pad was suspended pending repair of the tear.

The decrease in production has been mitigated by stacking to the recently constructed phase 2 leach pad with material on phase 2 being leached as of mid-September, 2010. The phase 2 leach pad provides capacity for over three years of planned production.

Remediation activities are continuing on the phase 1 leach pad. The damaged area of the liner has been isolated and will require excavation of approximately 2.2 million tonnes to fully expose the area. Excavation of this material is in process with non-leached material from the phase 1 leach pad being moved to the phase 2 leach pad in order to accelerate metal recovery. Excavation and repair of the phase 1 leach pad liner is estimated to cost approximately $3.5 million and be completed in late 2011. As of December 31, 2010, there are approximately 16,500 ounces of recoverable gold and 1.75 million ounces of recoverable silver remaining on the phase 1 leach pad and available for recovery on resumption of leaching.

Management’s Discussion & Analysis	6	Minefinders Corporation Ltd.

Selected Quarterly Information

The following table presents selected unaudited quarterly operating results for each of the last eight quarters:

In millions, except tonnes, grade, ounces and per share amounts.

	Dec 31,	Sept 30,	June 30,	March 31,	Dec 31,	Sept 30,	June 30,	Mar 31,
	2010	2010	2010	2010	2009	2009	2009	2009
Ore tonnes mined	1,575,242	1,261,412	1,868,877	1,183,221	1,433,644	1,280,402	1,844,948	1,814,154
Strip ratio (waste to ore) (1)	1.48	2.13	1.84	3.30	2.37	3.70	2.57	2.69
Ore tonnes stacked on the pad	1,420,804	1,127,834	1,567,534	1,438,121	1,620,289	1,278,791	1,373,935	1,272,577
Average gold grade per tonne stacked	0.60	0.52	0.45	0.37	0.61	0.67	0.76	0.79
Average silver grade per tonne stacked	56.96	52.99	36.01	20.90	18.00	18.07	20.77	27.08
Gold ounces produced	16,102	7,447	13,783	18,778	20,960	18,799	23,336	14,169
Silver ounces produced	511,544	184,887	277,147	245,086	296,992	318,878	419,946	282,429
Gold ounces sold	14,150	8,070	14,073	19,684	20,400	19,305	22,108	13,313
Silver ounces sold	423,950	202,800	266,129	260,668	293,560	349,248	369,532	273,381
Revenue	$31.3	$13.6	$21.6	$26.4	$27.8	$24.1	$23.3	$-
Operating costs	10.7	8.3	10.9	14.4	14.9	14.5	12.3	-
Income (loss) from operations	14.2	0.6	2.4	4.0	5.7	1.4	0.9	(3.0)
Net income (loss)	12.1	(4.8)	(0.9)	(0.3)	4.3	(0.7)	(1.8)	(6.2)
Income (loss) per share – basic and diluted	0.18	(0.07)	(0.01)	(0.00)	0.07	(0.01)	(0.03)	(0.10)
Cash flow provided by (used in) operating activities	9.9	(4.5)	1.5	5.0	4.2	3.2	2.5	(8.9)
Operating cash cost per gold equivalent ounce sold(2)	472	743	597	609	593	587	527	472
Total cash cost per gold equivalent ounce sold(2)	511	779	630	643	625	616	552	484
(1)	Excludes capitalized pre-stripping tonnes.
(2)	See the Non-GAAP Measures section on page 23.

Prior to May 1, 2009, the Company was not engaged in commercial operations at the Dolores Mine. Accordingly, variances in its quarterly results are not affected by sales or production-related factors prior to the second quarter of 2009. Prior to May 1, 2009, variances in results by quarter reflect overall corporate activity and factors which do not necessarily recur each quarter, such as charges for stock-based compensation when options are granted, interest income on fluctuating cash balances, and exploration drill programs.

Management’s Discussion & Analysis	7	Minefinders Corporation Ltd.

Subsequent to the commencement of commercial production at the Dolores Mine, the Company’s quarterly income or loss from operations and cash flow from operations is largely driven by gold and silver production and sales, associated operating expenses and gold and silver prices.

Quarterly gold and silver production is driven primarily by the trailing volume of, and gold and silver grades of, ore tonnes stacked on the leach pad. Recovery of gold and, more significantly due to substantially longer leach cycles, silver is also driven by the duration ore remains under leach. Gold and silver production during 2010, particularly with respect to the third and fourth quarters, was negatively affected by the cessation of leaching of the phase 1 leach pad as a result of the tear identified in the liner. All production in the fourth quarter and forecast for 2011 is sourced from the phase 2 leach pad.

Crusher Throughput

Crusher throughput has averaged approximately 1.4 million tonnes per quarter over the last eight quarters. Throughput has generally trended below plan from commencement of commercial production through fiscal 2010 due to fabrication issues with one of the three tertiary screens, certain bottlenecks identified in the circuit and, in the third and fourth quarters of 2010, remediation activities on the phase 1 leach pad which restricted pad space on which to stack ore. Repairs on the third tertiary screen were completed in June, 2010, and additional modifications were completed during the third quarter to eliminate the identified bottlenecks. Crusher throughput in 2011 is expected to average approximately 1.5 million tonnes per quarter.

Ore Grade

The Dolores life of mine reserve grade is 0.77 grams per tonne gold and 39.67 grams per tonne silver. However, the ore grade can vary significantly higher or lower on a bench-by-bench basis. This grade volatility can be mitigated in part over the life of the mine through selective mining of various ore grades across a number of open bench faces. The Company has been somewhat restricted in the areas in which it can mine with varying ore availability due to delays encountered in relocating the old Dolores Village and pre-stripping required to access ore in phases 2 and 3 of the open pit. As a result, gold and silver grades have fluctuated significantly quarter by quarter to date. With the village relocated and pre-stripping activities well advanced, ore availability has increased significantly and gold grade has escalated from the low grades experienced during the first quarter of 2010. Silver grades have also been generally increasing with the advancement of phase 2 and phase 3 in the open pit. Average silver grades in the third and fourth quarters of 2010 were the highest stacked to date. On a gold-equivalent basis, the third and fourth quarters of 2010 saw the highest grade material stacked on the leach pads since the commencement of operations at the Dolores Mine.

Gold and Silver Recovery

Recovery of gold and silver from the leach pad is primarily driven by the duration the ore is under leach. With respect to gold, the majority of recoverable gold ounces stacked on the leach pad are recovered over approximately three months of leaching. The silver leach cycle is substantially longer with the majority of recovery occurring over the course of approximately one year under leach. Refinement of the leach pad chemistry in the second quarter of 2010 has resulted in more rapid silver recovery which, in combination with higher grades, is expected to result in increasing silver production. However, gold and silver recovery was limited during the third and fourth quarters as a result of reduced leaching due to the tear in the liner of the phase 1 leach pad.

Management’s Discussion & Analysis	8	Minefinders Corporation Ltd.

Operating Expenses

Operating expenses reflect the mining, processing and general and administration expenses incurred in the production of gold and silver. The majority of these costs are represented by mine site payroll and contracts for services such as equipment maintenance. Consumption materials such as fuel, reagents and spares make up the remaining balance. Gross costs before inventory adjustments remain relatively consistent on a quarter by quarter basis with the cost per gold equivalent ounce produced varying based on sales during the period. The Company believes there are cost saving opportunities that can be realized and is working to reduce gross operating costs.

Gold and Silver Prices

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, fluctuation of the United States dollar against other major currencies and certain other factors. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations. The Company does not engage in any hedging to reduce its exposure to commodity risk.

Gold and silver prices below are the afternoon fix as published by the London Bullion Market Association:

		Dec 31, 2010	Sept 30, 2010	June 30, 2010	Mar 31, 2010	Dec 31, 2009
Gold	End of quarter	$1,410.25	$1,307.00	$1,244.00	$1,115.50	$1,087.50
	Quarter high	1,421.00	1,307.50	1,256.00	1,153.00	1,212.50
	Quarter low	1,313.50	1,158.00	1,123.50	1,058.00	1,003.50
	Average	1,367.68	1,226.79	1,196.74	1,109.12	1,099.63

Silver	End of quarter	30.63	22.07	18.74	17.50	16.99
	Quarter high	30.70	22.07	19.64	18.84	19.18
	Quarter low	21.95	17.55	17.36	15.14	16.21
	Average	26.43	18.96	18.33	16.93	17.57

Fourth Quarter Summary Results

Gold production decreased to 16,102 ounces in the fourth quarter of 2010 as compared to 20,960 ounces in the fourth quarter of 2009 primarily due to remediation work on a tear in the leach pad liner which required cessation of leaching on affected areas of the leach pad commencing in the second quarter and also due to lower average ore gold grades stacked to the leach pad in preceding quarters.

Despite the negative effect of the remediation work on the tear in the leach pad liner, silver production increased to a record 511,544 ounces in the fourth quarter of 2010 as compared to 296,992 ounces in the fourth quarter of 2009 primarily due to the significant increase in silver ore grade stacked to the leach pad.

Gold and silver grades of ore stacked to the leach pad averaged 0.60 grams per tonne and 56.96 grams per tonne, respectively, for the fourth quarter of 2010 as compared to 0.61 grams per tonne and 18.00 grams per tonne in the fourth quarter of 2009. Gold and silver grades varied from the prior year primarily due to sequencing in the open pit. Ore sourced from phase 2 of the open pit during the fourth quarter of 2010 is characterized by higher average silver grades with a lower average gold grade as compared to the average reserve grades.

Management’s Discussion & Analysis	9	Minefinders Corporation Ltd.

Ore tonnes crushed and stacked averaged approximately 15,444 tonnes per day during the fourth quarter of 2010, down from approximately 17,612 tonnes per day in the fourth quarter of 2009. The decrease is primarily due to remediation activities on the phase 1 leach pad which restricted pad space on which to stack ore early in the quarter and also due to lower ore availability in November 2010 during the implementation of improved mining practices. Throughput in December 2010 averaged 15,900 tonnes per day and increased to over 17,000 tonnes per day subsequent to year end.

The fourth quarter of 2010 saw record revenue of $31.3 million as compared to $27.8 million in the fourth quarter of 2009. The increase in revenue is the result of higher realized prices on gold and silver sales and higher silver production in fourth quarter of 2010 partially offset by lower gold production in the fourth quarter of 2010 as compared to 2009.

Cash operating cost per gold equivalent ounce sold was $472 in the fourth quarter of 2010 compared with $593 for the fourth quarter of 2009. While gross operating costs were substantially consistent, operating cash cost per ounce decreased due to the increase in gold and silver stacked in the fourth quarter of 2010 as compared to 2009. Cash operating costs using silver as a by-product were ($78) in the fourth quarter of 2010 as compared to $475 in the fourth quarter of 2009 due primarily to the increase in silver production and realized silver prices in the fourth quarter of 2010.

Earnings from operations increased to $14.2 million in the fourth quarter of 2010 as compared to $5.7 million in the fourth quarter of 2009 with increased revenues and lower operating costs. Net income was $12.1 million, or $0.18 per share, in the fourth quarter of 2010 compared with $4.3 million, or $0.07 per share, in the fourth quarter of 2009.

Production Results

Production results exclude comparisons to 2008 as the Company had not commenced material production of gold and silver in 2008.

Production Summary

	2010	2009(1)
Gold ounces produced	56,110	77,264
Silver ounces produced	1,218,664	1,318,245

Ore tonnes mined	5,888,752	6,373,148
Waste tonnes mined (2)	12,346,052	17,778,746
Total tonnes mined(2)	18,234,804	24,151,894
Strip ratio (waste to ore)(2)	2.10	2.79

Ore tonnes stockpiled (removed from stockpile)	339,442	804,415

Ore tonnes stacked on the pad	5,554,293	5,545,592
Average gold grade per tonne stacked(3)	0.48	0.70
Average silver grade per tonne stacked(3)	40.91	20.58
(1)	Reflects pre-commercial production to April 30, 2009.

Management’s Discussion & Analysis	10	Minefinders Corporation Ltd.

(2)	Excludes 9,410,347 (2009 – 2,388,428) capitalized pre-stripping tonnes mined during the year.
(3)	Grams per tonne.

Gold and silver production decreased in 2010 as compared to 2009 primarily due to remediation work on a tear in the leach pad liner which required cessation of leaching on affected areas of the leach pad for more than half of 2010 and also due to lower average gold ore grades stacked to the leach pad during the year as compared to 2009. These factors were partially offset by a higher average silver grade stacked during 2010, increasing crusher throughput and increasing gold grades stacked during the latter part of 2010.

Ore tonnes crushed and stacked averaged approximately 15,220 tonnes per day in 2010, up slightly from approximately 15,200 tonnes per day in 2009 and representing approximately 84% of the crusher capacity of 18,000 tonnes per day. Maintenance activities undertaken during 2010, including repair of the tertiary screen, have reduced bottlenecks in the circuit and the crusher is now running at higher throughput rates. However, remediation activities on the phase 1 leach pad prior to completion of construction of the phase 2 leach pad restricted pad space on which to stack ore and necessitated reduced crusher throughput.

Gold and silver grades of ore stacked to the leach pad averaged 0.48 grams per tonne and 40.91 grams per tonne, respectively, in 2010 as compared to 0.70 grams per tonne and 20.58 grams per tonne in 2009. Gold and silver grades varied from the prior year primarily due to sequencing in the open pit. During the first quarter of 2010, lower grade stockpiled tonnes were processed to supplement the deficit in mined ore tonnes realized from the initial benches in phase 2 of the open pit where there was a higher initial strip ratio. Average gold and silver grades stacked to the leach pad increased significantly during the third and fourth quarters of 2010 as compared to the first and second quarters of 2010 with further advancement into phase 2 of the open pit and the associated increase in ore availability in the pit.

Management’s Discussion & Analysis	11	Minefinders Corporation Ltd.

Financial Results

Sales and operating costs summaries exclude comparisons to 2008 as the Company had not commenced material production of gold and silver in 2008.

Sales and Operating Costs Summary

In millions, except ounces, operating cash costs and total cash costs.

	2010	2009(1)
Gold ounces sold	55,977	75,126
Silver ounces sold	1,153,547	1,285,721
Gold equivalent ounces sold(2)	75,767	94,676

Gold sales proceeds	$67.9	$74.6
Silver sales proceeds	25.0	19.4
Total sales proceeds	92.9	94.0

Revenue	92.9	75.2
Operating costs	44.3	41.7
Royalties	2.7	2.2

Operating cash cost per gold equivalent ounce sold(3)	585	550
Total cash cost per gold equivalent ounce sold(3)	620	576
Operating cash cost per gold ounce, net of silver credit(3)	345	435
Total cash cost per gold ounce, net of silver credit(3)	393	467
(1)	Reflects pre-commercial production to April 30, 2009.
(2)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in 2010 were estimated using a 58 to 1 silver to gold ratio (2009 – 66 to 1 ratio).

(3)	See the Non-GAAP Measures section on page 23.

Revenue

Revenue recorded to the statement of operations for 2010 is attributable to gold and silver sales made during commercial production, which commenced on May 1, 2009. No revenue was recorded to the statement of operations for periods prior to May 1, 2009.

Revenue of $92.9 million in 2010 resulted from the sale of 55,977 ounces of gold and 1,153,547 ounces of silver at realized prices of $1,212 per ounce of gold and $21.63 per ounce of silver. Sales proceeds of $94.0 million in 2009, of which $75.2 million was recorded as revenue to the income statement, resulted from the sale of 75,126 ounces of gold and 1,285,721 ounces of silver at realized prices of $1,009 per ounce of gold and $15.62 per ounce of silver.

Management’s Discussion & Analysis	12	Minefinders Corporation Ltd.

Operating Expenses

In millions, per tonne amounts.

	2010	2009(1)
Total mining costs(2)	$25.2	$25.4
Total processing costs	22.9	20.9
Total mine general and administrative costs	14.9	13.5
Change in inventory	(18.7)	(7.7)
Total operating expenses	44.3	52.1
Mining cost per tonne mined (ore and waste)	1.38	1.05
Mining cost per ore tonne mined	4.29	3.99
Mining cost per ore tonne stacked	4.55	4.58
Processing cost per ore tonne stacked	4.12	3.77
Mine general and administrative cost per ore tonne stacked	2.68	2.43
Total period cost per ore tonne stacked	11.35	10.78
(1)	Includes pre-commercial production costs from January 1, 2009 to April 30, 2009.
(2)	Excludes capitalized pre-stripping costs of $14.8 million in 2010 (2009 – $2.9 million).

Operating expenses recorded to the statement of operations in 2010 represent operating expenses attributable to gold and silver sales made during commercial production, which commenced on May 1, 2009. No operating costs were recorded to the statement of operations for periods prior to May 1, 2009.

In 2010, mining cost per tonne of ore and waste mined was $1.38 compared with $1.05 in 2009. Mining costs in aggregate are consistent with the Company’s expectation for the year. The increase in mining cost per tonne compared with 2009 is attributable to increasing maintenance costs as mining equipment reached usage levels requiring more comprehensive maintenance, stockpile re-handle costs and longer hauls as mining transitions to the central area of the open pit. The mining cost per ore tonne mined was $4.29 in 2010 compared with $3.99 in 2009. The increase in 2010 as compared to 2009 is due to higher per tonne mining costs partially offset by a lower operating strip ratio.

Processing costs include operating and maintenance costs associated with the crushing, stacking, and leaching of ore and gold and silver recovery in the Merrill Crowe plant. Processing cost per tonne of ore stacked was $4.12 in 2010 compared to $3.77 in 2009. Processing costs in aggregate are relatively consistent with the Company’s expectation for the year with the exception of approximately $1.1 million in incremental costs incurred on remediation activities on the phase 1 leach pad recorded to processing costs. Processing cost per tonne stacked in 2010 was positively affected by slightly higher crusher throughput as compared to 2009 offset by the higher gross processing costs.

In 2010, mine general and administrative cost per tonne of ore stacked was $2.68 compared with $2.43 in 2009. Mine general and administrative costs in aggregate exceeded the Company’s expectation for the year with the higher general and administrative costs being partially offset by the slightly higher crusher throughput in 2010. The Company is working toward a sustainable reduction in gross general and administrative costs.

Management’s Discussion & Analysis	13	Minefinders Corporation Ltd.

The change in inventory charged to operations represents the net effect of additions to ore stockpiles, work in process and finished goods inventory less inventory processed during the period.

Cash operating cost per gold equivalent ounce sold was $585 in 2010 compared with $550 in 2009. Operating cash cost per ounce was negatively affected by the lower gold and silver production due to the reduced leaching of the phase 1 leach pad during 2010. Operating cash cost decreased considerably to $472 per gold equivalent ounce sold in the fourth quarter of 2010 as production from the phase 2 leach pad increased and higher average ore grades were stacked to the pad.

Royalties

Production from the Dolores Mine is subject to underlying net smelter return royalties totalling 3.25% on gold and 2% on silver. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores Mine. Royalties totaled $2.7 million in 2010 and $2.4 million in 2009 of which $0.2 million in pre-commercial production royalties was capitalized to mineral property, plant and equipment in compliance with the Company’s accounting policy.

Royalties represent a cash cost of $35 per gold equivalent ounce sold during 2010 and $26 per gold equivalent ounce sold during 2009.

Amortization and Depletion

Amortization and depletion decreased to $10.1 million in 2010 from $10.4 million in 2009 on lower gold and silver sales in 2010 as compared to 2009. The increase in 2010 and 2009 from $0.3 million in 2008 is due to the commencement of commercial production at the Dolores Mine with the applicable amortization and depletion of property, plant and equipment being charged to operations subsequent to May, 2009.

Accretion of Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land it disturbs during mine construction and operation. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2010, to be $4.6 million, an increase from $3.4 million in 2009. Accretion expense, which represents the increase in the asset retirement obligation liability due to the passage of time, was $0.3 million in 2010, an increase from $0.2 million and $0.1 million in 2009 and 2008, respectively, as disturbance has increased with progression of the mine plan.

Exploration

Exploration expense was $4.8 million in 2010, consistent with $4.8 million in 2009 and a decrease from $5.4 million in 2008. Exploration expense relates to expenditures incurred prior to the date of a positive economic analysis on a mineral property or where there is insufficient evidence that the expenditure will result in a future economic benefit to the Company. Exploration drilling in early 2010 focused on the La Bolsa property and the assessment of the viability and projected returns from construction of a mining operation. Results from the pre-feasibility study on the La Bolsa property were reported in July, 2010.

The Company also conducted work at the La Virginia property during 2010 with the initial focus on further development of a drilling and testing program during the first quarter and drilling commencing during the second quarter of 2010 and running through the remainder of the year.

Management’s Discussion & Analysis	14	Minefinders Corporation Ltd.

Corporate Administration

Corporate administration expense in 2010 was $6.7 million, a decrease from $7.4 million in 2009 and $8.7 million in 2008. The decrease in 2010 is primarily due to lower legal costs as compared to 2009 and 2008. Legal costs in 2010 were $0.6 million as compared to $2.0 million and $1.9 million, respectively, in 2009 and 2008. Legal costs in 2010 primarily relate to normal course activities whereas legal costs in 2009 relate primarily to a binding arbitration process that was settled in October, 2009, and legal costs in 2008 primarily relate to community relations activities. Corporate administration costs include corporate compensation, legal and regulatory expenses, investor relations, travel and other general and administrative expenses.

Interest and Other Income

Interest income in 2010 was $0.2 million, consistent with $0.2 million in 2009 and a decrease from $0.8 million in 2008. The decrease from 2008 is primarily a result of lower consolidated interest rates and lower interest received on value added tax recovered in Mexico.

Interest Expense and Financing Fees

Interest is paid on the 4.5% convertible notes and the balance, if any, outstanding on the revolving credit facility with Scotia Capital. In 2010, $4.9 million in interest expense and financing fees were incurred, compared with $5.6 million in 2009 and $5.9 million in 2008. The decrease in 2010 is a result of having less interest expense on the revolving credit facility due to a lower average balance outstanding during the year.

Accretion of Convertible Note Discount

The Company has unsecured senior convertible notes outstanding with a face value of $88.3 million with an interest rate of 4.5% of which $36.2 million mature December 15, 2015 and $52.1 million mature on December 15, 2011 (the “Notes”). The Notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs ($25.2 million) which is classified as an equity component. As a result, the recorded liability to repay the Notes is lower than its face value. The difference between the carrying value and the face value of $11.4 million, characterized as the note discount, is charged to operations and added to the liability over the term of the notes using the effective interest rate method. Accretion of the convertible note discount was $5.7 million in 2010, compared with $6.0 million in 2009 and $5.4 million in 2008. The decrease in 2010 is due to a decrease in the effective interest rate as a result of the exchange transaction discussed below under “Long-term Debt”.

Foreign Exchange Gain and Loss

The Company recorded a $2.1 million foreign exchange gain in 2010, compared with a gain of $2.4 million in 2009 and a loss of $1.3 million in 2008. The foreign exchange gain in 2010 and 2009 resulted from the increased value of the Canadian dollar against the US dollar applicable to the Company’s Canadian cash balances. The foreign exchange loss in 2008 resulted from the decreasing value of the Canadian dollars held by the Company against the US dollar at the end of 2008, as well as a decrease of the Mexican peso against the US dollar at the end of 2008.

Management’s Discussion & Analysis	15	Minefinders Corporation Ltd.

Income Taxes

Future income tax expense in 2010 was $6.6 million, up from nil future tax expense in 2009 and 2008. The increase in future income tax expense is due to the increase in the future tax liability as the Company utilizes loss carry forwards on taxable income earned in Mexico related to the Dolores Mine. Current taxes in 2010 and 2009 are $0.2 and $0.2, respectively, and relate to income earned and taxed in Barbados.

Capital Resources and Liquidity

Working Capital

At December 31, 2010, the Company had $166.9 million in cash, cash equivalents and short-term investments, up from $30.4 million as at December 31, 2009, and working capital of $167.4 million, up from $53.0 million as at December 31, 2009. The primary reason for the increase in working capital was the net cash proceeds of $141.4 million received from the equity financing in December partially offset by the reclassification of $47.4 million ($52.1 million face value) of convertible notes due December 15, 2011, to current liabilities.

Accounts receivable as at December 31, 2010, totalled $7.3 million, up from $4.2 million as at December 31, 2009. Of the December 31, 2010, receivables, $6.5 million represents value added tax (“VAT”) paid by Minefinders on goods and services in Mexico and is refundable from the Mexican tax authorities (2009 - $3.7 million). Subsequent to December 31, 2010, $1.2 million of VAT was received from the Mexican tax authorities.

Inventory as at December 31, 2010, totalled $49.5 million, up from $25.8 million as at December 31, 2009. Inventory is comprised of supplies, ore stockpiles, work in process and finished goods. Work in process is the most significant component of inventory and includes crushed ore, ore on leach pads and material in the final process of conversion to doré. Work in process as at December 31, 2010, totalled $41.8 million, up from $18.5 million as at December 31, 2009. Work in process inventory includes 29,491 ounces of recoverable gold and 3,062,564 ounces of recoverable silver, up from 22,867 ounces and 875,138 ounces, respectively, at December 31, 2009. The increase in work in process inventory primarily reflects increased ounces stacked during the third and fourth quarter, particularly with respect to silver. The increase in work in process inventory is also in part attributable to the tear in the liner of the phase 1 leach pad which restricted recovery of metals stacked prior to and throughout the third quarter until stacking and leaching on the phase 2 pad commenced.

Cash Flow

Operating cash flow before changes in non-cash working capital in 2010 increased to $31.2 million, compared with $14.4 million in 2009 and cash flows used in operating activities before changes in non-cash working capital of $19.5 million in 2008. The increase in 2009 and 2010 is due to the proceeds of gold and silver sales, net of cash operating costs, contributing positively to operating cash flow.

Cash flow provided by operations after changes in working capital in 2010 was $11.9 million, compared with cash flow provided by operations of $10.0 million in 2009 and cash flow used in operations of $24.1 million in 2008. See page 25 for a reconciliation of operating cash flow before changes in working capital to cash flow provided by or used in operations after changes in non-cash working capital.

Management’s Discussion & Analysis	16	Minefinders Corporation Ltd.

Cash flow used in investing activities was $75.4 million in 2010 as compared to $8.2 million in 2009 and $63.2 million in 2008. Investing cash flows used in 2010 of $35.4 million were primarily directed at investments in the leach pad expansion, bypass road construction, and pre-stripping activities in the open pit. $40.0 million in 2010 was used to purchase short-term investments consisting of non-redeemable term deposits. In 2009 and 2008, investments in mineral property, plant and equipment were primarily incurred in the construction and commissioning of the Dolores Mine. In 2009, cash flows used in investing activities were partially offset by pre-commercial production sales proceeds.

Cash flows from financing activities in 2010 provided $159.5 million compared to $1.1 million in 2009 and $93.4 million in 2008. In 2010, the Company completed an equity offering for net proceeds of $141.4 million. In 2009, the Company also received proceeds from the issuance of common shares as a result of an equity offering which was largely offset by the repayment of its revolving credit facility. In 2008, the Company drew $60 million from the revolving credit facility and received proceeds from the issuance of common shares as a result of an equity offering.

Long-Term Debt

In December 2010, the Company renewed its $50 million revolving credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”). The renewal was structured as an amendment to the existing credit agreement with BNS and extends the term of the revolving credit facility an additional three years to December, 2013.

At December 31, 2010, $17.0 million was outstanding on the credit facility. At February 24, 2011, $2.0 million was outstanding on the credit facility.

At December 31, 2010, the Company had unsecured senior convertible notes outstanding as follows:

  Notes with a face value of $52.1 million and an interest rate of 4.5% maturing on December 15, 2011 (the “2011 Notes”) convertible, subject to adjustment, into 4,784,833 common shares of the Company. The 2011 Notes are classified as a current liability on the face of the December 31, 2010 balance sheet.

  Notes with a face value of $36.2 million and an interest rate of 4.5% maturing on December 15, 2015 (the “2015 Notes”) convertible, subject to adjustment, into 3,027,152 common shares of the Company.

In November, 2010, the Company completed the exchange of an aggregate of $32.9 million of the principal due under the $85 million face value of the 2011 Notes for consideration of new 4.50% convertible senior notes, due December 15, 2015 (the “2015 Notes”), in the aggregate principal amount of $36.2 million. Interest on the 2015 Notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2011. The notes are convertible into common shares at approximately $11.97 per share. A total of 3,027,152 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, the Company has the option to settle all or a portion of the obligation in cash in respect of both the 2011 Notes and the 2015 Notes.

Management’s Discussion & Analysis	17	Minefinders Corporation Ltd.

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at December 31, 2010 is as follows:

	Payments Due by Period (in millions)
		Less Than			After 5
Contractual Obligations	Total	One Year	1-3 Years	4-5 Years	Years
Long-term debt obligations (1)	$98.8	$56.0	$3.3	$39.5	$0.0
Operating leases (2)	0.3	0.2	0.1	0.0	0.0
Asset retirement obligation (3)	11.5	0.0	0.0	0.0	11.5
Total	$110.6	$56.2	$3.4	$39.5	$11.5
(1)	Includes principal and interest of the 2011 and 2015 convertible notes.
(2)	Includes existing leases without extensions.
(3)	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

Share Capital Transactions

In December, 2010, pursuant to an equity financing, the Company issued 13,650,000 common shares at CDN$11.10 per share for net proceeds of $141.4 million. The intended use of proceeds from the financing include future expansion and mill construction at the Dolores mine, continued development of the La Bolsa property and working capital and general administrative expenses.

In September, 2009, pursuant to an equity financing, the Company issued 6,200,000 common shares at a price of CAD$10.65 per share for net proceeds of $56.7 million. In October, 2009, the underwriters exercised an over-allotment option for an additional 350,000 common shares for net proceeds of $3.3 million. Net proceeds from the 2009 financing were used primarily for repayment of amounts due under the Company’s revolving credit facility, continued development of the La Bolsa property, assessment of the addition of a mill at the Dolores Mine and general corporate purposes.

In aggregate, during 2010, 13,932,374 shares of the Company were issued pursuant to an equity financing and on the exercise of stock options and warrants (2009 – 6,766,076 shares) for net proceeds of $142.8 million (2009 - $61.1 million).

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, convertible notes and the balance, if any, outstanding on the revolving credit facility.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk. Credit risk exposure is limited through maintaining cash and cash equivalents with high-credit quality financial institutions and instruments. To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility. Market risks include foreign currency risk, interest rate risk, and commodity price risk.

The Company manages its foreign currency risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets at prices denominated in foreign currencies and it incurs certain costs denominated in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so. At December 31, 2010, the Company has not entered into any derivative contracts. At December 31, 2010, the Company had $51.8 million in US dollar denominated bank deposits, US$74.7 million in Canadian dollar denominated bank deposits and US$0.4 million in Mexican peso denominated bank deposits.

Management’s Discussion & Analysis	18	Minefinders Corporation Ltd.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility, if any, is subject. The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum. The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control. Proceeds from the sale of gold and silver are directly affected by the price of gold and silver.

Outstanding Share Data

As at February 24, 2011 there were:

  79,745,506 common shares issued and outstanding

  95.6 million common shares fully diluted, including:

    3,415,000 stock options outstanding with exercise prices ranging between CDN$8.76 and CDN$12.46 per share, 3,380,000 of which are vested;

    4,598,350 share purchase warrants outstanding with an exercise price of CDN$5.00 per share, all of which are vested;

    4,784,833 common shares that can be converted from convertible notes totalling $52.1 million. The notes are convertible at a rate of 91.9118 common shares per $1,000 principal amount of notes equal to $10.88 per share, subject to adjustment; and

    3,027,152 common shares that can be converted from convertible notes totalling $36.2 million. The notes are convertible at a rate of 83.5422 common shares per $1,000 principal amount of notes equal to $11.97 per share, subject to adjustment.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 13 to the Financial Statements).

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Changes in Accounting Policies

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS effective the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP will affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures.

Management’s Discussion & Analysis	19	Minefinders Corporation Ltd.

The Company’s conversion plan consists of four primary stages including planning, assessment, design and implementation with periodic meetings with the Audit Committee to report progress and findings. The planning stage has been completed and included identifying and mobilizing the necessary resources, both internal and external, to execute the plan, establishing a conversion timeline and conducting a high level analysis of the differences between Canadian GAAP and IFRS that may be significant to the Company’s reported financial position and results of operations. The assessment stage includes conducting a detailed assessment of the effect of the transition to IFRS on financial reporting, systems and business activities. This assessment, with the assistance of external advisors, has been completed. Also as part of the assessment stage, the Company assessed the available elections under IFRS 1 First-time adoption of International Financial Reporting Standards (“IFRS 1”) to determine the effect of each election on the Company. The Company has commenced the design stage which includes quantifying the effects of the anticipated changes to the financial reporting on the Company’s IFRS opening balance sheet and identifying business processes and resources that may require modification as a result of these changes. The implementation stage is proceeding concurrently and includes preparing draft IFRS-compliant model financial statements and making appropriate changes to business, reporting and system processes and training to support preparation and maintenance of IFRS compliant financial data for the IFRS opening balance sheet at January 1, 2010 and going forward. The Company believes the plan is sufficiently advanced and adequate resources are in place to ensure an efficient and effective transition to IFRS reporting by the first IFRS reporting date.

Based on the advancement of the Company’s conversion plan to date, the transition to IFRS is not expected to significantly affect the Company’s existing information technology and data systems, foreign currency and hedging activities, contractual arrangements, debt covenants, capital requirements or compensation arrangements.

The Company has identified the areas noted below as those expected to have the most significant effect on the financial statements or accounting method. These areas do not represent a complete list of expected changes. As the Company is still in the process of completing the transition to IFRS, the differences and effects described below are be subject to change.

First time adoption

The Company’s adoption of IFRS will require the application of IFRS 1 which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the transition date retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following represent the expected optional exemptions that the Company expects to apply: Borrowing costs – IFRS 1 permits the Company to apply IAS 23 Borrowing Costs prospectively from the transition date rather than retrospectively restate borrowing costs previously capitalized to comply with IFRS requirements to capitalize borrowing costs for qualifying assets. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition.

Share-based payments – IFRS 1 permits the Company to apply IFRS 2 Share-based payments only to awards granted on or after the transition date. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition.

Management’s Discussion & Analysis	20	Minefinders Corporation Ltd.

Warrants

Under IFRS, warrants with exercise prices denominated in a currency other than the functional currency of the issuer must be classified as liabilities and recognized at fair value with changes in fair value through profit or loss. The Company’s outstanding warrants have an exercise price denominated in Canadian dollars and the functional currency of the Company is the US dollar, therefore the warrants will be recognized as a liability with the fair value changes through profit or loss. This change will result in increased volatility in the total liabilities of the Company and on profit and losses for a given reporting period under IFRS.

Mineral property, plant and equipment

IFRS requires entities to componentize all assets and record amortization on a component-by-component basis. The Company is currently completing an assessment on all long-lived assets for their major components in order to determine if a difference will exist between current Canadian GAAP values and IFRS values. The Company does not anticipate a significant difference between Canadian GAAP and IFRS on transition as a result of this difference.

Convertible notes

Under IFRS, the issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separately accounted for at fair value on initial recognition. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date. The Company has the option to settle in cash upon conversion of the outstanding convertible notes. Accordingly, the Company expects to record an opening IFRS balance sheet adjustment to account for the convertible debt as a liability with an embedded derivative component measured at fair value as at the balance sheet date. This change will result in increased volatility in the total liabilities of the Company and on profit and losses for a given reporting period under IFRS.

Deferred income taxes

There are a number of potential differences in the calculation of deferred income taxes under IFRS compared with Canadian GAAP. The Company is currently completing the assessment of the deferred income taxes under IFRS.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company records the cost of crushed ore, ore on leach pads and material in the process of being converted to a saleable product (gold and silver doré) as work in process inventory and values work in process inventory at the lower of average production cost and net realizable value. These costs are removed from work in process inventory based on the ounces of gold and silver produced. The assumptions used in the valuation of work in process inventory include estimates of gold and silver contained in the crushed ore and ore on the leach pads, assumptions of the amounts of gold and silver that are expected to be recovered from crushed ore and ore on the leach pads, estimates of the amounts of gold and silver in the recovery circuit and assumptions of the gold and silver prices expected to be realized when the gold and silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company might be required to write down the recorded value of work in process inventory.

Management’s Discussion & Analysis	21	Minefinders Corporation Ltd.

As reported on August 4 and September 28, 2010, a tear was identified in the phase 1 leach pad liner during June 2010. Remediation work commenced immediately thereafter and, as a result, leaching of a significant portion of the phase 1 leach pad was suspended pending repair of the tear. The remediation work negatively affected production of gold and silver in the third and fourth quarters. Management expects that recoverable gold and silver on the phase 1 leach pad will be recovered near-term through the transfer of non-irrigated ore from the phase 1 pad to the phase 2 pad for leaching and then by commencement of leaching on the phase 1 pad on completion of remediation activities. No write-down of the recorded value of work in process inventory has been recorded at December 31, 2010. However, a write-down may become necessary if the expected recovery of the gold and silver on the phase 1 pad proves to be inaccurate.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology and the increase is charged against earnings. The determination of asset retirement obligations includes estimates of current regulatory requirements, costs to settle the obligation, timing of expenditures and disturbance to date. Revisions to these estimates may result in an increase or decrease to recorded asset retirement obligations.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes at inception. The equity component, representing the fair value of the conversion feature, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is either measured as the face value of the notes less the portion relating to the conversion feature or determined using the discounted cash flow method at an estimated market rate of interest for a non-convertible instrument. Given that there is no market for the conversion feature and it is not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

Management’s Discussion & Analysis	22	Minefinders Corporation Ltd.

The Company follows accounting guidelines in determining the value of stock option compensation. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given the method for calculating fair value, the fact that there is no market for the options and they are not transferable, the resulting calculated value is an estimate and not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

The Company records future income taxes using the asset and liability method. The Company’s future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, as well as the losses carried forward. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the benefit of the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Non-GAAP Measures

The Company uses both GAAP and certain non-GAAP measures to assess performance. This discussion and analysis includes non-GAAP performance measures of “operating cash cost per ounce”, “total cash cost per ounce” and “operating cash flow before changes in working capital”. These non-GAAP financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce is a measure typically reported by mining companies but is a non-GAAP measure without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce.

Management’s Discussion & Analysis	23	Minefinders Corporation Ltd.

Reconciliation of Operating and Total Cash Costs to Financial Statements

Operating and total cash cost reconciliations exclude comparisons to 2008 as the Company had not commenced material production of gold and silver in 2008.

		Three months ended		Year ended
		December 31,		December 31,
		2010	2009	2010	2009
Operating Cash Costs
	Operating costs per financial statements	10.7	14.9	44.3	41.7
Add	Pre-commercial operating costs capitalized to mineral property plant and equipment	-	-	-	10.4
	Total period operating cash costs	10.7	14.9	44.3	52.1

Divided by	Gold equivalent ounces sold	22,690	25,131	75,767	94,676

	Operating cash cost per gold equivalent ounce sold	472	593	585	550

Total Cash Costs
	Total period operating cash costs	10.7	14.9	44.3	52.1
Add	Royalties	0.9	0.8	2.7	2.2
Add	Pre-commercial royalties capitalized to mineral property, plant and equipment	-	-	-	0.2
	Total cash costs	11.6	15.7	47.0	54.5

Divided by	Gold equivalent ounces sold	22,690	25,131	75,767	94,676

	Total cash cost per gold equivalent ounce sold	511	625	620	576

Operating Cash Costs, Net of Silver Credit
	Total period operating cash costs	10.7	14.9	44.3	52.1
Less	Proceeds from silver sales	(11.8)	(5.2)	(25.0)	(19.4)
	Total period operating cash costs, net of silver sales	(1.1)	9.7	19.3	32.7

Divided by	Gold ounces sold	14,150	20,400	55,977	75,126

	Operating cash cost per gold ounce sold	(78)	475	345	435

Total Cash Costs, Net of Silver Credit
	Total cash costs	11.6	15.7	47.0	54.5
Less	Proceeds from silver sales	(11.8)	(5.2)	(25.0)	(19.4)
	Total cash costs, net of silver sales	(0.2)	10.5	22.0	35.1

Divided by	Gold ounces sold	14,150	20,400	55,977	75,126

	Total cash cost per gold ounce sold	(14)	515	393	467

The Company uses operating cash flow before changes in working capital as a supplemental financial measure in its evaluation of liquidity. The Company believes that adjusting for the changes in non-cash working capital items due to timing issues assists in making liquidity assessments.

Management’s Discussion & Analysis	24	Minefinders Corporation Ltd.

Reconciliation of Operating Cash Flow Before Changes in Working Capital to Financial Statements

	Three months ended		Year ended
	December 31,		December 31,
	2010	2009	2010	2009
Operating cash flow before changes in working capital	16,872	8,478	31,194	14,370
Change in non-cash working capital balances:
Accounts receivable	(685)	(1,290)	(3,064)	47
Inventory	(6,437)	(1,388)	(17,926)	(10,329)
Prepaid expenses	(163)	(876)	496	(1,158)
Accounts payable and accrued liabilities	334	(688)	1,247	7,086

Cash provided by (used in) operations	9,921	4,236	11,947	10,016

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

There were no related party transactions during 2010 and 2009.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this discussion and analysis, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010. The Company’s independent registered public accounting firm, KPMG LLP, has issued an auditors’ report on the effectiveness of the Company’s internal control over financial reporting.

Management’s Discussion & Analysis	25	Minefinders Corporation Ltd.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

This discussion and analysis contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 which is incorporated by reference herein and available on SEDAR at www.sedar.com.

Management’s Discussion & Analysis	26	Minefinders Corporation Ltd.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward-looking statements that are incorporated by reference, except in accordance with applicable securities laws.

Risks and Uncertainties

The Company is a precious metals mining and exploration company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political or economic developments in Mexico; difficulties with the operation of the Dolores Mine, including protests and blockades of the mine; the availability of, and volatility of costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

Note to US Investors

This discussion and analysis has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report and in the Company’s Annual Information Form concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject only to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Management’s Discussion & Analysis	27	Minefinders Corporation Ltd.